Exhibit 21.1

List of Subsidiaries at December 31, 2007:

NAME	STATE OF INCORPORATION/FORMATION

Alpha Monticello, Inc.	Delaware

Alpha Casino Management Inc.	Delaware

Monticello Casino Management, LLC	New York

Mohawk Management, LLC	New York

Monticello Raceway Development Company, LLC	New York

Monticello Raceway Management, Inc.	New York

Alpha Gulf Coast, Inc.	Delaware

Alpha St. Regis, Inc.	Delaware

Alpha Missouri, Inc.	Delaware

Alpha Rising Sun, Inc.	Delaware

Alpha Greenville Hotel, Inc.	Delaware

Alpha Entertainment, Inc.	Delaware

Alpha Peach Tree Corporation	Delaware

Alpha Florida Entertainment, L.L.C.	Florida

Jubilation Lakeshore, Inc.	Mississippi

New York Gaming, LLC	Georgia

Empire Resorts Holdings, Inc.	Delaware

Empire Resorts Sub, Inc.	Delaware